"NIZHNEKAMSKNEFTEKHIM"
OAO
423574, Nizhnekamsk
Tatarstan, Russia

"НИЖНЕКАМСКНЕФТЕХИМ"
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
423574, г. Нижнекамск
Республика Татарстан

Tel. (8555) 37-78-30, 37-73-57; Fax (8555) 37-93-09, (495) 255-38-21, E-mail: nknh@nknh.ru.

№ 14335/35-4-2 "04" May 2009г.

09046432

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

JSC

Re: "Nizhnekamskneftekhim" ~~INC~~
Exemption No.: 82-4791

SUPPL

Dear Sir or Madam:

In connection with "Nizhnekamskneftekhim" INC's exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii) please find enclosed herein.

Announcement
of holding a general meeting of shareholders
of Nizhnekamskneftekhim Inc. on June 3, 2009.

Open joint-stock company Nizhnekamskneftekhim (Nizhnekamskneftekhim Inc., location: 423550, the Republic of Tatarstan, Nizhnekamsk) reports of holding the annual general meeting of shareholders on June 3, 2009 in Nizhnekamsk, A-12 building of central office of Nizhnekamskneftekhim Inc., in the meeting hall.

The meeting shall be held in the form of the presence of the shareholders and the voting bulletins shall be sent to the shareholders in advance.

The meeting shall begin at 10:00 am (Moscow time).

Registration of shareholders – participants of the meeting is at 8:00 am (Moscow time).

The date of making a list of persons having the right to participate in the annual general meeting of the shareholders of Nizhnekamskneftekhim Inc. shall be April 23, 2009, 18:00 (Moscow time).

dw 7/6

AGENDA:

1. About approval of the annual report and the annual financial statements including the profit and loss account of Nizhnekamskneftekhim Inc. based on the results of financial year of 2008.
2. About distribution of profits of Nizhnekamskneftekhim Inc. including payment (declaration) of dividends based on the results of financial year of 2008.
3. About election of the board members of Nizhnekamskneftekhim Inc.
4. About election of the audit commission of Nizhnekamskneftekhim Inc.
5. About approval of the auditing company of Nizhnekamskneftekhim Inc.
6. About approval of a new version of the Articles of Nizhnekamskneftekhim Inc.
7. About approval of provisions of executive powers of Nizhnekamskneftekhim Inc.

The mail address where the completed voting bulletins may be sent is: 423574, Nizhnekamskneftekhim Inc., Nizhnekamsk, the Republic of Tatarstan.

The filled in voting bulletins should be submitted to (received by) Nizhnekamskneftekhim Inc. not later than two days prior to the date the annual general shareholders meeting is held (i.e. June 1, 2009). The shareholders are considered to be the participants of the annual general shareholders meeting if registered for participation on the date of the meeting and the shareholders whose bulletins were received before April 1, 2009

Information (materials) of the meeting shall be available for familiarization in the department of corporate property and investments of Nizhnekamskneftekhim Inc. at the address: 423574, Nizhnekamskneftekhim Inc., Nizhnekamsk, the Republic of Tatarstan. (building A-12 of central office of Nizhnekamskneftekhim Inc.) from May 15 through June 3, 2009 from 9:00 to 15:00 (excluding days off and holidays). Telephones for inquiries: (8555) 37-70-11; 37 56 04; fax: (8555) 37-94-41.

Board of Directors of "Nizhnekamskneftekhim" INC

Sincerely yours,

I.V. Larionov

Deputy General Director
Head of Department for Corporate Property & Investment